FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Pharmaceuticals Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc
Jersey (Channel Islands)
5 Riverwalk, City West Business Campus
Dublin, 24
Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Pharmaceuticals Inc.
401(k) Savings Plan
Financial Statements as of and for
the Years Ended December 31, 2012 and 2011,
 Supplemental Schedules as of and for the Year Ended December 31, 2012,
and Report of Independent Registered Public Accounting Firm

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:	2
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12
SUPPLEMENTAL SCHEDULES
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012	13
Form 5500, Schedule H, Line 4a – Delinquent Participant Contributions for the year ended December 31, 2012	14

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2012 and delinquent participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/FISCHER CUNNANE & ASSOCIATES LTD
Fischer Cunnane & Associates Ltd
West Chester, Pennsylvania
June 21, 2013

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:

Investments — at fair value:
Cash	$1,285,178	$1,447,128
Collective investment fund	26,007,034	23,153,233
Mutual funds	351,545,293	260,074,326
Shire plc stock	30,359,039	35,187,161

Total investments — at fair value	409,196,544	319,861,848

Receivables:
Participant contributions	545	0
Employer contributions	3,623,489	2,680,380
Notes receivable from participants	6,017,431	4,878,030

Total receivables	9,641,465	7,558,410

Net assets available for benefits, at fair value	418,838,009	327,420,258

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(744,252)	(571,048)

NET ASSETS AVAILABLE FOR BENEFITS	$418,093,757	$326,849,210

See accompanying notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Additions:
Investment activity:
Net appreciation (depreciation) in fair value of investments	$35,175,096	$(1,497,327)
Interest and dividends	156,374	134,355

Total investment activity	35,331,470	(1,362,972)

Interest income on notes receivable from participants	216,146	197,247

Contributions:
Participant	35,154,731	27,867,353
Participant rollovers	8,337,611	6,234,692
Employer	33,412,389	26,452,452

Total contributions	76,904,731	60,554,497

Total additions	112,452,347	59,388,772

Deductions:
Benefits paid to participants	(35,943,416)	(21,991,069)
Administrative expenses	(52,372)	(59,325)

Total deductions	(35,995,788)	(22,050,394)

NET INCREASE BEFORE TRANSFER	76,456,559	37,338,378

Transfer from Shire Regenerative Medicine, Inc. (formerly
Advanced BioHealing, Inc.) 401k Profit Sharing Plan	14,787,988	0

NET INCREASE	91,244,547	37,338,378

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	326,849,210	289,510,832

End of year	$418,093,757	$326,849,210

See accompanying notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	PLAN DESCRIPTION

Effective January 1, 2005, the 1997 Restated Shire 401(k) Savings Plan was renamed the Shire Pharmaceuticals Inc. 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire plc.  Effective January 6, 2012, the Plan sponsor changed its name from Shire Pharmaceuticals, Inc. to Shire Pharmaceuticals LLC.  Subsidiaries covered by the Plan as of December 31, 2012 and 2011 include Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development LLC, Shire Regulatory Inc., Shire Human Genetic Therapies Inc., and Shire Regenerative Medicine, Inc. (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining 18 years of age.

Effective June 27, 2011, the Company acquired Advanced BioHealing, Inc., and renamed the business Shire Regenerative Medicine, Inc.  Advanced BioHealing Inc. sponsored the Advanced BioHealing, Inc. 401k Profit Sharing Plan (the “ABH Plan”).  Participants of the ABH Plan became participants of the Plan as of March 1, 2012.  Total net assets from the ABH Plan of $14,787,988, including notes receivable from participants of $142,262 and a receivable balance of $99,235, were merged into the Plan effective March 1, 2012.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan.  Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan.   Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is also intended as a plan described in Section 401(k) of ERISA.  In addition, because the Plan allows participants to invest pre-tax contributions in the Shire Pharmaceuticals Stock Fund (the “Shire Stock Fund”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933.

Contributions — Each year, participants may defer up to 90% of eligible compensation made to pre-tax, Roth, and after-tax contributions, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. IRC limitations for pre-tax and Roth contributions were $17,000 for 2012 and $16,500 for 2011 calendar years.  The IRC limitation for pre-tax, Roth, after-tax, and employer matching contributions was the lesser of 100% of the participant’s eligible compensation or $50,000 for 2012 and $49,000 for 2011 calendar years. If an employee has attained age 50 before the end of the calendar year, pre-tax and Roth contributions may be made at any time throughout the year up to an additional contribution limit of $5,500 for 2012 and 2011.  Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans into the Plan.

New hires, and effective February 14, 2011, rehires, are automatically enrolled in the Plan at an initial pre-tax deferral rate of 3% of compensation.  Participants have the option at anytime to increase or decrease their deferral percentage.  Employees have a 30-day window to opt out of the initial 3% deferral rate.

The Company elected to make safe harbor matching contributions in 2012 and 2011 in accordance with statutory requirements. Participants are entitled to receive safe harbor matching contributions in an amount equal to $2.33 for each $1.00 contributed by the participant up to the first 3% of eligible compensation. Additional discretionary amounts may be contributed at the option of the Company.  There were no discretionary contributions made in 2012 and 2011.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and the Shire Stock Fund.  Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate Freedom Fund; however, participants may change their investment funds at any time.  All Company contributions are invested in a portfolio of investments directed by the participant.  Contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contribution and no more than 50% of a participant’s entire balance as a whole can be invested in the Shire Stock Fund.  Only future exchanges and deferral contributions that will bring participants over a 50% deferral rate in the Shire Stock Fund or 50% of their account balance in the Shire Stock Fund are affected.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is periodically adjusted to reflect participant and Company contributions, as well as investment income or loss, withdrawals, and administrative expenses. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies along with investment advisory fees from the Company’s investment advisor, CapTrust. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon.  Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004.  As a result, most employees are now 100% vested in Company matching contributions.  A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for Company matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan.  Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions and Company matching contributions made into the Plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on the prime interest rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Expenses of the Plan — The Company pays certain administrative expenses of the Plan or they may be paid from the forfeiture account of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures — If a participant terminates employment prior to becoming fully vested, the non-vested portion of the participant’s account, as defined by the Plan, is forfeited. Upon the earlier of a participant receiving a distribution or incurring five consecutive one-year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2012 and 2011 forfeited non-vested accounts totaled $87,013 and $147,805, respectively. During the years ended December 31, 2012 and 2011, forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $36,762 and $26,318, respectively. During 2012 and 2011, employer matching contributions were reduced by $42,353 and $650,922, respectively, from forfeited non-vested accounts.

Plan Amendments —

•	Effective March 1, 2012, the following amendments were made to the Plan:
▪	The Fifth Amendment to the Adoption Agreement redefined contributions matched to include catch-up contributions and amended the Plan in order to accommodate the merger of the Plan with the ABH Plan.

•	Effective October 28, 2011, two investment fund offerings were changed:
▪	The American Funds Growth Fund of America Class R5 was closed and all assets were moved to the Main Stay Large Cap Growth Fund Class I
▪	The Victory Diversified Stock Fund Class A was closed and all assets were moved to the T. Rowe Price Dividend Growth Fund.
COVER REHIRED EMPLOYEES.
•	Effective April 28, 2011, one investment fund offering was changed:
▪	Fidelity Value Fund was closed and all assets were moved to the Goldman Sachs Mid Cap Value Fund Class Institutional.

•	Effective February 14, 2011, the following amendments were made to the Plan:
▪	The Fourth Amendment to the Adoption Agreement added a Roth 401(k) and after-tax contribution feature and also extended the automatic enrollment feature to rehires.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Cash balances may exceed federally insured limits. During the years ended December 31, 2012 and 2011, the fair value of investments appreciated and (depreciated) by $35,175,096 and ($1,497,327), respectively, due to market volatility related to economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially affect participants’ account balances and the amounts reported in the financial statements.

Updates to Fair Value Measurements and Disclosures — In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which is effective for financial statements for fiscal years beginning after December 15, 2011.  The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (“IFRSs”), by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements.  The amendments include those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The guidance in ASU No. 2011-04 had no impact on the 2012 financial statements.

Investment Valuation — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date in an active market. See Note 4 for discussion of fair value measurements. The Company stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted to contract value.  Contract value is principal plus accrued interest.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses of the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed as incurred.  A provision for doubtful accounts has not been recorded as of December 31, 2012 or 2011.

Payment of Benefits — Benefits are recorded when paid and delinquent notes receivable from participants are treated as distributions based upon the terms of the plan document.

3.	STABLE VALUE FUND

The Plan invests in the Fidelity Managed Income Portfolio (the “Fund”), which is a stable value fund that is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In accordance with ASC 962 Plan Accounting – Defined Contribution Pension Plans, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statements of changes in net assets available for benefits are presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan.

The average yields for the Fidelity Managed Income Portfolio as of December 31 are as follows:

	2012	2011
Based on annualized earnings (1)	1.70%	1.92%
Based on interest rate credited to participants (2)	1.05%	1.39%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.	INVESTMENTS

Fair Value Measurements — The Plan follows ASC 820, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

Investments measured at fair value consisted of the following types of instruments as of December 31, 2012 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Cash	$1,285,178	$-	$-	$1,285,178
Shire plc common stock	30,359,039	-	-	30,359,039
Mutual funds:
Mid/Large Cap Stock	228,391,324	-	-	228,391,324
Fixed Income	46,941,727	-	-	46,941,727
International	47,282,549	-	-	47,282,549
Small Cap Stock	28,929,693	-	-	28,929,693
Collective investment fund	-	26,007,034	-	26,007,034
Total investments measured at fair value	$383,189,510	$26,007,034	$-	$409,196,544

Investments measured at fair value consisted of the following types of instruments as of December 31, 2011 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Cash	$1,447,128	$-	$-	$1,447,128
Shire plc common stock	35,187,161	-	-	35,187,161
Mutual funds:
Mid/Large Cap Stock	163,293,923	-	-	163,293,923
Fixed Income	34,890,724	-	-	34,890,724
International	37,450,778	-	-	37,450,778
Small Cap Stock	24,438,901	-	-	24,438,901
Collective investment fund	-	23,153,233	-	23,153,233
Total investments measured at fair value	$296,708,615	$23,153,233	$-	$319,861,848

The valuation techniques used to measure fair value of the investments are included in Note 2. The described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

Trustee Fidelity	2012	2011

* Shire plc Common Stock Fund	$30,359,039	$35,187,161
Morgan Stanley Inst Mid Cap Growth I	28,563,139	26,004,561
American Funds EuroPacific Growth R5	22,081,426	18,268,824
PIMCO Total Return Institutional	29,792,627	22,936,269
* Fidelity Managed Income Portfolio	26,007,034	23,153,233
Oppenheimer Developing Markets	25,201,123	19,181,953
Allianz NFJ Dividend Value Institutional	23,262,471	19,940,827
Mainstay Large Cap Growth	21,715,499	17,986,140
* Fidelity Freedom 2040 Fund	21,434,831	**
Black Rock Small Cap Growth Equity Institutional	**	16,618,191

  *Denotes a party-in-interest
**Investment is below the 5% threshold at end of year

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Mutual funds	$38,898,371	$(12,259,778)
Shire plc common stock	(4,016,807)	10,488,921
Collective investment funds	293,532	273,530

Total	$35,175,096	$(1,497,327)

5.	EXEMPT PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.  In addition, the Plan invests in Shire plc Common Stock. Shire Pharmaceuticals LLC is the Plan sponsor and therefore, these transactions qualify as related party and party-in-interest transactions. The Plan held 329,771 and 337,638 shares of the Shire Stock Fund at a fair value of $30,359,039 and $35,187,161 at December 31, 2012 and 2011, respectively. In connection with the Shire Stock Fund, the Plan earned $153,984 and $132,258 in dividends in 2012 and 2011, respectively.  The Plan also carries notes receivable from participants, which are party-in-interest transactions.

6.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contribution and loan repayment to the trustee subsequent to the date required by Department of Labor (“D.O.L.”) Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

Payroll contributions:
December 31, 2012	$ 545	March 25, 2013

The Company is in the process of filing form 5330 with the Internal Revenue Service and will pay an excise tax related to the nonexempt party in interest transactions. The Company will also calculate and remit to the Plan an amount representing the earnings that the contributions would have earned if they had been deposited timely.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2008. The Plan has received a favorable determination letter from the IRS, dated June 17, 2004. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011.

	2012	2011

Net assets available for benefits per the financial statements	$418,093,757	$326,849,210
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	744,252	571,048
Net assets available for benefits per Form 5500, Schedule H Part I (line L)	$418,838,009	$327,420,258

For the years ended December 31, 2012 and 2011, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

	2012	2011
Total additions (investment income and contributions) per the financial statements	$112,452,347	$59,388,772
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(571,048)	(145,964)
Current year adjustment from fair value to contract value for fully benefit –responsive investment contracts	744,252	571,048

Total income per 5500, Schedule H, Part II (line 2d)	$112,625,551	$59,813,856

10.	SUBSEQUENT EVENTS

Plan management has evaluated subsequent events through June 21, 2013, the date on which the financial statements were issued.

SUPPLEMENTAL SCHEDULES

SHIRE PHARMACUETICALS INC. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE H, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012 Plan # 001 EIN 22-2429994

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost	Value

	CASH—
*	Fidelity Investments	Interest Bearing Cash	**	$ 1,285,178

	MUTUAL FUNDS—
	PIMCO Funds	PIMCO Total Return Institutional	**	29,792,627
	Natixis Funds	Loomis Sayles Strategic Income A	**	14,188,055
	Allianz Funds	Allianz NFJ Dividend Value Institutional	**	23,262,471
	Mainstay	Mainstay Large Cap Growth I	**	21,715,499
	T. Rowe Price	T. Rowe Price Dividend Growth Fund	**	17,950,824
	Morgan Stanley Funds	Morgan Stanley Inst Mid Cap Growth I	**	28,563,139
	American Funds	American Funds EuroPacific Growth R5	**	22,081,426
	BlackRock Funds	BlackRock Small Cap Growth Equity Institutional	**	19,840,791
	Oppenheimer Funds	Oppenheimer Developing Markets A	**	25,201,123
	Perkins	Perkins Small Cap Value T	**	9,088,902
	Goldman Sachs	Goldman Sachs Mid Cap Value	**	14,508,433
*	Fidelity Investments	Fidelity Spartan Extended Mkt Index Inv	**	5,519,587
*	Fidelity Investments	Fidelity Spartan 500 Index Fund	**	14,453,925
*	Fidelity Investments	Fidelity Freedom 2000	**	937,209
*	Fidelity Investments	Fidelity Freedom 2005	**	129,073
*	Fidelity Investments	Fidelity Freedom 2010	**	1,380,911
*	Fidelity Investments	Fidelity Freedom 2015	**	2,862,263
*	Fidelity Investments	Fidelity Freedom 2020	**	14,330,965
*	Fidelity Investments	Fidelity Freedom 2025	**	9,926,604
*	Fidelity Investments	Fidelity Freedom 2030	**	19,184,434
*	Fidelity Investments	Fidelity Freedom 2035	**	16,274,718
*	Fidelity Investments	Fidelity Freedom 2040	**	21,434,831
*	Fidelity Investments	Fidelity Freedom 2045	**	11,654,953
*	Fidelity Investments	Fidelity Freedom 2050	**	5,029,326
*	Fidelity Investments	Fidelity Freedom 2055	**	338,441
*	Fidelity Investments	Fidelity Freedom Income	**	1,894,763

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	**	30,359,039

	COLLECTIVE INVESTMENT FUNDS—
*	Fidelity Investments	Managed Income Portfolio, Class 1	**	26,007,034

	PARTICIPANT LOANS—	Participant loans ranging from 1 to 15 years maturity
*	Various participants	with interest rates at 4.25% to 9.25%	-0-	6,017,431

*	Party-in-interest.
**	Cost data has been omitted for participant directed investments.

SHIRE PHARMACUETICALS INC. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE H, Line 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012 Plan # 001 EIN 22-2429994

Total That Constitute Nonexempt Prohibited Transactions

Participant Contributions	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PIE 2002-51
Transferred late to the Plan

Check here if late participant loan
contributions are included: X	$ 545

Participant contribution for an employee was not remitted within the time period prescribed by D.O.L.  Regulation 2510.3-102.  A participant contribution from December 31, 2012 paydate amounting to $545 was remitted after the 8 business day commitment listed in Shire’s funding process documents.  For additional details, please see the table in Note 6 of the Plan financial statements.

 Signatures

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on Its behalf by the undersigned hereunto duly authorized

Date: June 21, 2013	Shire Pharmaceuticals Inc. 401(k) Savings Plan (Name of Plan) /s/ Grainne Higgins /s/ Ellen Rosenberg